STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	November 30th , 2004
Corporate Office:	#SRU-21-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT INCREASED

Starfield Resources Inc. (the “company”) advises that the Private Placement announced on October 18h, 2004 in the amount of $4,050,000 has now been increased up to $5,418,500. The placement consists of up to 1,385,000 Flowthrough common shares at $0.45 with no warrants attached and, up to 10,656,110 units at $0.45 per unit. Each unit consists of one common share and one half common share purchase warrant. Each full warrant allows the subscriber to purchase one common share at $0.75 for a two year period. This financing is led by Jory Capital Inc. of Winnipeg, Manitoba, Williams de Broe of London, England and others. A 10% finders fee will be paid.

The funds raised will be allocated to the 2004 Phase II exploration program on the company’s wholly owned Ferguson Lake project in Nunavut Canada and for working capital

For further information please contact Glen Indra, President and CEO.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Indra”

Glen Indra
President & CEO

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.